Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tricon Residential Inc. (the “Company”)

7 St. Thomas Street, Suite 801

Toronto, ON

M5S 2B7

Item 2.	Date of Material Change

May 18, 2021

Item 3.	News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on May 18, 2021 through the newswire services of CNW Group and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4.	Summary of Material Change

On May 18, 2021, the Company announced that it had entered into an agreement with a syndicate of underwriters co-led by RBC Dominion Securities Inc., Scotia Capital Inc., Morgan Stanley Canada Limited and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”), which agreed to purchase, on a “bought deal” basis, 13,461,500 common shares of Tricon (“Common Shares”) at a price of C$13.00 per Common Share (the “Offering Price”) for gross proceeds of approximately C$175 million (the “Offering”). The Company also granted the Underwriters an option (the “Over-Allotment Option”), which may be exercised by the Underwriters at any time up to 30 days following the closing of the Offering, to purchase up to an additional 1,762,726 Common Shares to cover over-allotments, if any, and for market stabilization purposes. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering will be C$198 million.

In connection with the Offering, Blackstone Real Estate Investment Trust, Inc. (“BREIT”) has exercised its participation right, to the maximum extent possible, pursuant to the investor rights agreement with the Company dated September 3, 2020 to acquire 1,709,996 Common Shares in the Offering at the Offering Price. Following the completion of the Offering, BREIT’s effective ownership interest in the Company will remain approximately 12.7% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares).

The Company intends to allocate substantially all of the net proceeds of the Offering (including the additional net proceeds if the Over-Allotment Option is exercised) to fund the Company’s future growth initiatives, including future acquisitions and a portion of the capital commitments expected to be deployed through new and anticipated investment vehicles over the next 3-5 years, and any balance for working capital and general corporate purposes.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

Wissam Francis

EVP & Chief Financial Officer

Tel: 416-323-2484

Item 9.	Date of Report

May 25, 2021

2

SCHEDULE “A”

(see attached)

3

Not for distribution to U.S. Newswire services or for distribution in the United States.

Tricon Announces C$175 million Bought Deal Equity Offering

Toronto, Ontario – May 18, 2021 – Tricon Residential Inc. (“Tricon” or the “Company”) (TSX:TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today that it has entered into an agreement with a syndicate of underwriters co-led by RBC Capital Markets, Scotia Capital, Morgan Stanley and Stifel GMP (collectively, the “Underwriters”), which have agreed to purchase, on a “bought deal” basis, 13,461,500 common shares of Tricon (“Common Shares”) at a price of C$13.00 per Common Share for gross proceeds of approximately C$175 million (the “Offering”). The Company has also granted the Underwriters an option (the “Over-Allotment Option”), which may be exercised by the Underwriters at any time up to 30 days following the closing of the Offering, to purchase up to an additional 1,762,726 Common Shares to cover over-allotments, if any, and for market stabilization purposes. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering will be approximately C$198 million.

In connection with the Offering, Blackstone Real Estate Investment Trust, Inc. (“BREIT”), a non-listed, perpetual-life real estate investment trust advised by an affiliate of Blackstone Real Estate, has exercised its participation right, pursuant to the investor rights agreement with the Company dated September 3, 2020 to acquire 1,709,996 Common Shares in the Offering at the Offering Price. Following the completion of the Offering, BREIT’s effective ownership interest in the Company will remain approximately 12.7% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares).

“We continue to see exceptional operating performance and demand trends in our rental housing business which, in turn, is attracting tremendous interest from third-party investors to partner with us,” said Gary Berman, President and CEO of Tricon. “We expect the overall size of our single-family rental joint ventures to be larger than we originally anticipated, creating the opportunity for a larger co-investment from Tricon. Raising additional equity provides us with added flexibility to accelerate the growth of our rental platform and our balance sheet, while maintaining a prudent leverage profile. And as we grow, we remain laser focused on providing a superior resident experience through our technology-enabled operating platform.”

The Company intends to allocate substantially all of the net proceeds of the Offering (including the additional net proceeds if the Over-Allotment Option is exercised) to fund the Company’s future growth initiatives, including future acquisitions and a portion of the capital commitments expected to be deployed through new and anticipated investment vehicles over the next 3-5 years, and any balance for working capital and general corporate purposes. Tricon’s growth initiatives are expected to significantly increase the scale of its rental business and are expected to be accretive to its core funds from operations (“Core FFO”) and net asset value (“NAV”) per share.

Upon completion of the Offering (and excluding the Over-Allotment Option), Tricon expects to have access to approximately US$915 million of available liquidity to execute on its various growth initiatives, including US$434 million of unrestricted cash and US$480 million of available room on its US$500 million corporate credit facility.

The Offering is expected to close on or about June 8, 2021 and is subject to market and other customary conditions as well as receipt of all necessary regulatory approvals, including from the Toronto Stock Exchange. The Common Shares will be offered by way of a short form prospectus to be filed in all of the provinces and territories of Canada pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended. This news release does not constitute an offer to sell or a solicitation of an offer to buy any Common Shares in the United States or to, or for the account or benefit of, U.S. persons.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of over 31,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information visit www.triconresidential.com.

Non-IFRS Financial Measures

Core FFO and NAV per share are key measures of performance commonly used by real estate operating companies and real estate investment trusts. They are not measures recognized under International Financial Reporting Standards (“IFRS”) and do not have standardized meanings prescribed by IFRS. Core FFO and NAV per share as calculated by the Company may not be comparable to similar measures presented by other issuers. Please refer to the Company’s current management’s discussion and analysis, available on SEDAR at www.sedar.com, for a reconciliation of Core FFO and NAV per share to standardized IFRS measures.

Forward-Looking Information

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management’s current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding: the anticipated closing of the Offering, the use of proceeds of the Offering, the expected timing, terms and benefits thereof, future growth initiatives and available liquidity and acquisition capacity. In some cases forward-looking information can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding the Company’s future growth initiatives, the Company’s ability to complete the Offering and the impact of COVID-19 on the Company’s operations, business and financial results. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include the risk that the Offering will not be completed, as well as those risks described in the Company’s current annual information form and management’s discussion and analysis, available on SEDAR at www.sedar.com, which risks may be dependent on market factors and not entirely within the Company’s control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as may be required by applicable law.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Tel: 416-323-2484 Email: wfrancis@triconcapital.com	Wojtek Nowak Managing Director, Capital Markets Tel: 416-925-2409 Email: wnowak@triconcapital.com